Centene (CNC)
Shareholder Alert
Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278
Centene shareholder since 2019

Please Support Item #4 for Managing Climate Risk Through Science-Based Targets and Transition Planning

To Centene Shareholders:

I ask shareholders to vote FOR Item 4 at the Centene shareholder meeting on May 14, 2024. The proposal asks Centene (“the Company”) to set science-based greenhouse gas (GHG) reduction targets and disclose how it plans to meet those targets by developing a climate transition plan. In order to limit warming to 1.5°C and prevent the worst impacts of climate change, emissions must be cut in half by 2030 and reach net zero by 2050. With only six years remaining until 2030, investors require clear information about how companies like Centene plan to align with global climate goals and mitigate the material financial risks that climate change poses to their business, investor portfolios, and the global economy.

Resolved: Shareholders request that Centene Corporation issue near and long-term science-based greenhouse gas reduction targets aligned with the Paris Agreement’s ambition of limiting global temperature rise to 1.5ºC and summarize plans to achieve them.

Supporting Statement: In assessing targets, we recommend,

•	Taking into consideration approaches used by advisory groups like the Science-Based Targets initiative;
•	Developing a transition plan that shows how the Company plans to meet its goals, taking into consideration criteria used by advisory groups such as the Task Force for Climate-Related Financial Disclosures, CDP, Transition Plan Taskforce, Climate Action 100+, and the We Mean Business Coalition;

•	Consideration of supporting targets for renewable energy, energy efficiency, supply chain engagement and other measures deemed appropriate by management.

Rationale for a “YES” vote

1.	Centene does not have a climate mitigation strategy aligned with the Paris Agreement’s ambition to limit warming to 1.5°C. In doing so, the Company may face additional physical risks from climate change and/or transition risks associated with being unprepared for the shift to a low-carbon economy.

While Centene’s emissions reduction efforts to date are commendable, the Company has not set targets for continuing progress in the near term or reaching net zero in the long term. Improving data collection and internal controls is an appropriate next step, but the proponent doesn’t believe this should preclude Centene from developing targets to guide its future decarbonization plans. Indeed, companies that commit to set validated targets through the Science Based Targets initiative (SBTi), for example, have a full two years to then develop those targets. Setting forward-looking goals is especially relevant as a large portion of the Company’s reductions to date appear to have resulted from a 78% reduction in its real estate footprint. Additional progress will likely require renewable energy procurement and supply chain engagement, which require careful planning and dedication of resources. Both these actions could, as examples, result in lower energy costs and strengthened supplier relationships for the Company. Setting science-based targets can help ensure that future efforts are commensurate with the reductions needed to achieve and maintain 1.5 °C alignment, and thus appropriately minimize both physical and transition-related climate risks to the Company.

2.	The Company lags peers in addressing climate risk.

Industry peers have high ambitions for GHG reduction. CVS Health (Aetna) and UnitedHealth Group have set and committed to set targets through the SBTi, respectively.1 Cigna has also indicated that it intends to seek validation from SBTi.2 Elevance Health aims to achieve net zero by 2050 and notes, “we engage with our suppliers on setting their own scope 1 and 2 science-based emissions reduction targets and in disclosing other climate-related information. Aligning their reduction targets is an important part of our goal of achieving net zero emissions by 2050.”

Elevance Health was the first health benefits company to join RE100 and now uses 100% renewable energy to power its operations.3 Centene’s opposition statement notes a concern that setting science-based targets would decrease its flexibility in securing energy solutions, but the proponent believes that Elevance’s success in procuring renewable energy should help assuage Centene’s concerns. Moreover, lagging peers in addressing climate risk could pose client-based and reputational risks for the Company.

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1 https://sciencebasedtargets.org/companies-taking-action

2 https://www.thecignagroup.com/static/www-thecignagroup-com/docs/2022-esg-report.pdf

3 https://www.elevancehealth.com/annual-report/2022/Elevance_Health_Impact_Report_2022.pdf

3.	Setting science-based targets and developing a transition plan will help Centene prepare for upcoming regulatory changes.

Centene’s opposition statement appears to reference updates to the Federal Acquisition Regulation (FAR), but it notably omits that the proposed update as drafted would require major government contractors to set science-based emissions reduction targets through the SBTi.4 Since 2015, nearly 5,000 businesses across regions and industries have set emissions reduction targets via the SBTi.5 Companies that commit to the SBTi then have a full two years to submit formal targets for verification. Preparation for the proposed FAR update now by submitting a commitment letter to the SBTi and kicking off the two-year target setting process may minimize regulatory shock to the Company down the line. The proponent believes that the Company’s proposal of “a formal assessment of the Company’s long-term approach occurring prior to the end of the decade” is insufficient given the evolving regulatory landscape.

Vote “Yes” on Shareholder Proposal #4

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy. Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.

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4  https://www.federalregister.gov/documents/2022/11/14/2022-24569/federal-acquisition-regulation-disclosure-of-greenhouse-gas-emissions-and-climate-related-financial

5 https://sciencebasedtargets.org/companies-taking-action